 

05039441

UNITED STATES
\ND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48568

FACING PACE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/04_____ AND ENDING_____12/31/04_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legacy Capital Fund, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
39179
FIRM ID. NO.

433 Metairie Road, Suite 405
                                            (No. and Street)

Metairie   LA   70005
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles D. Porter   504-837-3450
                                                                (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, Sehrt, Romig & Hand
                            (Name- *if individual, state last, first, middle name*)

110 Veterans Blvd., Suite 200	Metairie	LA	70005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 2 3 2005
THOMSON
FINANCIAL

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Sec 1410 (3-91)   **Potential persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays a currently
valid OMB control number.**

OATH OR AFFIRMATION

I, _____ Charles D. Porter _____,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legacy Capital Fund, Inc. as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

Sworn to and subscribed
before me this 25 th
day of February, 2005

_____
Signature

_____ Designated Principal _____
Title

_____
Notary Public
H. GORDON HARTMAN
LSBA #06637
My commission is
issued for life.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGACY CAPITAL FUND, INC.

December 31, 2004

Audits of Financial Statements

December 31, 2004
and
December 31, 2003

CONTENTS



LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Legacy Capital Fund, Inc.

Independent Auditor's Report

We have audited the accompanying statements of financial condition of **Legacy Capital Fund, Inc.** as of December 31, 2004 and 2003, and the related statements of loss, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Legacy Capital Fund, Inc.** as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

La Porte, Sehrt, Romig & Hand
A Professional Accounting Corporation

Metairie, LA
January 21, 2005

110 VETERANS MEMORIAL BOULEVARD, SUITE 200, METAIRIE, LA 70005-4958 • 504.835.5522 • FAX 504.835.5535
5100 VILLAGE WALK, SUITE 202, COVINGTON, LA 70433-4012 • 985.892.5850 • FAX 985.892.5956
WWW.LAPORTE.COM

RSM McGladrey Network
An Independently Owned Member

LEGACY CAPITAL FUND, INC.
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2004	December 31, 2003
Cash	$ 13,520	$ 11,925
Receivable from Non-Customer	81	81
Trading Securities, at Fair Value	4,310	5,706
Furniture and Equipment, at Cost, Less Accumulated Depreciation of $32,023 in 2004 and $29,031 in 2003	6,981	9,973
Total Assets	$ 24,892	$ 27,685

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

	2004	2003
Commitments and Contingent Liabilities	$ -	$ -

STOCKHOLDERS' EQUITY

Common Stock - No Par Value	2004	2003
1,000 Shares Authorized, Issued and Outstanding	8,000	8,000
Retained Earnings	16,892	19,685
Total Stockholders' Equity	24,892	27,685
	$ 24,892	$ 27,685

The accompanying notes are an integral part of these financial statements.

LEGACY CAPITAL FUND, INC.
STATEMENTS OF LOSS

	For The Years Ended December 31,	
	2004	2003
REVENUES		
Investment Banking	$ 868,251	$ 434,956
Other Fees	-	17,591
Investment Gains	2,864	4,942
Interest Income	1,501	736
Total Revenues	872,616	458,225
EXPENSES		
Professional and Management Services	867,364	641,242
Investment Losses	4,260	2,371
Other Operating Expenses	3,785	6,961
Total Expenses	875,409	650,574
NET LOSS	$ (2,793)	$ (192,349)

The accompanying notes are an integral part of these financial statements.

LEGACY CAPITAL FUND, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Retained Earnings	Total
BALANCE - DECEMBER 31, 2002	$ 8,000	$ 212,034	$ 220,034
Net Loss for the Year 2003	-	(192,349)	(192,349)
Stockholder Distributions	-	-	-
BALANCE - DECEMBER 31, 2003	8,000	19,685	27,685
Net Loss for the Year 2004	-	(2,793)	(2,793)
Stockholder Distributions	-	-	-
BALANCE - DECEMBER 31, 2004	$ 8,000	$ 16,892	$ 24,892

The accompanying notes are an integral part of these financial statements.

LEGACY CAPITAL FUND, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

	For The Years Ended December 31,	
	2004	2003
Subordinated Liabilities - Beginning of Year	$ -	$ -
Increases	-	-
Decreases	-	-
Subordinated Liabilities - End of Year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

LEGACY CAPITAL FUND, INC.
STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,	
	2004	2003
OPERATING ACTIVITIES		
Net Loss	$ (2,793)	$ (192,349)
Adjustments to Reconcile Net Loss to Net		
Cash Provided By (Used in) Operating Activities:		
Depreciation	2,992	6,605
Investment (Gains)/Losses	1,396	(2,571)
Net Cash Provided By (Used In) Operating Activities	1,595	(188,315)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,595	(188,315)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	11,925	200,240
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 13,520	$ 11,925

The accompanying notes are an integral part of these financial statements.

NOTE A
    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OF THE COMPANY
        LEGACY CAPITAL FUND, INC. is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc., specializing in merger and acquisition transactions.

FURNITURE AND EQUIPMENT
        Furniture and equipment are stated at cost, less accumulated depreciation computed on the modified accelerated cost recovery method over the estimated useful lives of the assets. Depreciation charged to operations amounted to $2,992 and $6,605 for the years ended December 31, 2004 and 2003, respectively.

INCOME TAXES
        The Company is an S Corporation for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its stockholders.

REVENUE RECOGNITION
        Investment banking fees are recorded on the settlement date basis.

INVESTMENT SECURITIES
        Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

CASH AND CASH EQUIVALENTS
        For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B
RELATED PARTY TRANSACTIONS

The Company was under the management of Legacy Capital LLC, a company under common ownership, for 2004 and 2003. Management, professional and other fees paid to Legacy Capital LLC for the years ended December 31, 2004 and 2003, totaled $867,364 and $641,242, respectively.

NOTE C
OFF-BALANCE SHEET RISK

Periodically during the year ended December 31, 2004, the Company maintained balances in a financial institution in excess of the federally insured limit.

NOTE D
NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $17,263, which was $12,263 in excess of its required net capital of $5,000. At December 31, 2003, the Company had net capital of $16,855, which was $11,855 in excess of its required net capital of $5,000. The Company's Aggregate Indebtedness to Net Capital ratio was 0 to 1 at December 31, 2004 and 2003.

LEGACY CAPITAL FUND, INC.
SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

	December 31,	
	2004	2003
NET CAPITAL		
Total Stockholders' Equity	$ 24,892	$ 27,685
Deductions and/or Charges		
Furniture and Equipment	(6,981)	(9,973)
Net Capital Before Haircuts on Securities Positions	17,911	17,712
Haircuts on Securities	648	857
Net Capital	$ 17,263	$ 16,855
AGGREGATE INDEBTEDNESS	$ -	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 5,000	$ 5,000
Excess of Net Capital	$ 12,263	$ 11,855
Excess Net Capital at 1000%	$ 17,263	$ 16,855
Ratio: Aggregate Indebtedness to Net Capital	0 to 1	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31)

Net Capital, as Reported in Company's Part II (Unaudited)		
FOCUS Report	$ 17,263	$ 16,855
Net Capital Per Above	$ 17,263	$ 16,855

LEGACY CAPITAL FUND, INC.
SUPPLEMENTARY INFORMATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

Legacy Capital Fund, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as Legacy Capital Fund, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the years ended December 31, 2004 and 2003, Legacy Capital Fund, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

Legacy Capital Fund, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as Legacy Capital Fund, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the years ended December 31, 2004 and 2003, Legacy Capital Fund, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS
AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS

Legacy Capital Fund, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as Legacy Capital Fund, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the years ended December 31, 2004 and 2003, Legacy Capital Fund, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.



LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Legacy Capital Fund, Inc.

<u>Independent Auditor's Report on Internal Control</u>

In planning and performing our audits of the financial statements of **Legacy Capital Fund, Inc.** for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by **Legacy Capital Fund, Inc.** including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for, which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

110 VETERANS MEMORIAL BOULEVARD, SUITE 200, METAIRIE, LA 70005-4958 • 504.835.5522 • FAX 504.835.5535
5100 VILLAGE WALK, SUITE 202, COVINGTON, LA 70433-4012 • 985.892.5850 • FAX 985.892.5956
WWW.LAPORTE.COM

RSM McGladrey Network
An Independently Owned Member

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LaPorte, Sehrt, Romig & Hand
A Professional Accounting Corporation

Metairie, LA
January 21, 2005